Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: NIPPONKOA Insurance Co., Ltd.

Subject Company: SOMPO JAPAN INSURANCE INC. (SEC File No. 132-02678)

Subject Company: NIPPONKOA Insurance Co., Ltd. (SEC File No. 132-02677)

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October 23, 2009

To Whom It May Concern

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO
(Code Number:8754)
Contact:	Hirohisa Kurumida, Group Leader, Legal Affair Group, Administration Department
Telephone: +813-3593-5413
Manabu Ishikawa, Public Relations Manager, Public Relations Department
Telephone: +813-3593-5386

Notice of Receipt of Document Concerning Exercise of a Right to Make Shareholder Proposal

NIPPONKOA Insurance Co., Ltd. hereby announces that we have received a document dated October 21, 2009, submitted jointly by six of our shareholders, setting forth their proposal to be presented at an extraordinary shareholders’ meeting to be held in December 2009.

1. Proposing Shareholders and Number of Voting Rights Held

(1) Names of six shareholders: we decline to disclose names of the shareholders as they are individual shareholders.

(2) Total number of voting rights held by the six proposing shareholders since half a year ago: 309 rights

2) Details of Shareholder Proposal

(1) Agenda: Dismissal of four directors (Makoto Hyodo, Masaya Ninomiya, Yuichi Yamaguchi and Kazuo Hashimoto)

(2) Outline of Proposal

In the event that the company proposal concerning the business integration with SOMPO JAPAN INSURANCE INC. is voted down, to demand that the four directors (Makoto Hyodo, Masaya Ninomiya, Yuichi Yamaguchi and Kazuo Hashimoto), who have led and promoted the business integration plan, take management responsibility and to demand their dismissal as directors.

Nipponkoa plans to inform its shareholders of the position of its board of directors regarding the above shareholder proposal upon careful consideration of the matter.

END.

SOMPO JAPAN INSURANCE INC. (“SOMPO JAPAN”) and NIPPONKOA Insurance Co., Ltd. (“NIPPONKOA”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SOMPO JAPAN and NIPPONKOA prior to their respective shareholders’ meetings at which the proposed business combination will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about SOMPO JAPAN and NIPPONKOA, the proposed business combination and related matters. U.S. shareholders of SOMPO JAPAN and NIPPONKOA are urged to read the Form F-4, the prospectus and other documents that have been or may be filed with the SEC in connection with the proposed business combination carefully before they make any decision at the respective shareholders’ meeting with respect to the proposed business combination. Any documents filed with the SEC in connection with the proposed business combination will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. Such documents may also be obtained free of charge by directing a request to:

NIPPONKOA Insurance Co., Ltd.
7-3, Kasumigaseki 3-chome
Chiyoda-ku, Tokyo 100-8965, Japan
Investor Relations,
Corporate Planning Department
Yoko Hirao
Telephone: 81-3-3593-5418
Email: yoko.hirao@nipponkoa.co.jp